RANDGOLD RESOURCES INCLUDED IN NEW NASDAQ GLOBAL SELECT MARKET

JERSEY, CHANNEL ISLANDS, 5 JULY 2006 (LSE:RRS)(Nasdaq:GOLD) - Randgold Resources
has been included in the premier listing tier launched by Nasdaq this week.

Known as the Nasdaq Global Select Market, the new tier will, according to
Nasdaq, have the highest initial financial and liquidity standards of any market in the world. It heads a three-tier system and is followed by the Nasdaq Global
Market and the Nasdaq Capital Market. Nasdaq plans to introduce indices based on these new tiers.

Randgold Resources has been listed on Nasdaq since 2002. Its primary listing is on the London Stock Exchange, where it is included in the FTSE 250 and the FTSE
Gold Mines Index.

"Randgold Resources aspires to the highest market standards and we're gratified by Nasdaq's recognition of this," chief executive Dr Mark Bristow said. "We already have a substantial following in North America and inclusion in the
Nasdaq Global Select Market will raise our visibility and no doubt stimulate investor interest there further."

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive
Dr Mark Bristow
+44 779 775 2288
+27 82 800 4293
+223 675 0122

Financial Director
Roger Williams
+44 791 709 8939
+27 83 308 9989
+223 675 0109

Investor & Media Relations
Kathy du Plessis
+27 11 728 4701
Fax: +27 11 728 2547
Cell: +27 83 266 5847
Email: randgoldresources@dpapr.com

Website:  www.randgoldresources.com

BACKGROUND ON THE COMPANY: Randgold Resources is an African focused gold mining and exploration business incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. Its discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the +6 million ounce Yalea deposit at Loulo in western Mali and the 3 million ounce
Tongon deposit in the Cote d'Ivoire.

The company financed and developed the Morila mine which was brought into production in October 2000 and since then has produced 3.9 million ounces of gold. It also financed and developed the Loulo mine, which was officially opened in November 2005. Loulo's gold production is planned to exceed 250 000 ounces per year over six years from an open-pit operation, but the development of an underground operation, scheduled to start in 2006, will significantly enhance the value and extend the life of this mine. The Tongon project in Cote d'Ivoire continues to meet the company's hurdle rates for further investment. Subject to continued progress being made towards political resolution, the company has initiated a phased return to final feasibility.

Randgold Resources' focus is on the creation of value through the discovery and development of world class gold projects. This is supported by exploration projects in all the major gold regions of Mali, Senegal, Burkina Faso, Cote
d'Ivoire, Ghana and Tanzania as well as its generative team's ongoing search for new opportunities to replenish its portfolio of prospective targets.

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM.
Other potential risks and

uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange
Commission (the 'SEC') on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the 'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.